SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                                Jenna Lane, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   476142 10 4
                                 --------------
                                 (CUSIP Number)

                                 Mitchell Dobies

                                 5 Whistler Way
                               Marlboro, NJ 07746

                                 (732) 577-0244
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 5, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Name of Reporting Person........Mitchell Dobies
   S.S. or I.R.S. Identification No. of Above Person....###-##-####

2) Check the Appropriate Box if a Member of a Group (see Instructions)

             (a)......      (b)......

3) SEC Use Only.........................................

4) Source of Funds (See Instructions).......(See Item 3)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e).............

6) Citizenship or Place of Organization.........U.S.

Number of                       (7) Sole Voting Power...........0
Shares Bene-
ficially Owned                  (8) Shared Voting Power.........0
by Each Reporting
Person With                     (9) Sole Dispositive Power......0

                               (10) Shared Dispositive Power....0

11) Aggregate Amount Beneficially Owned by Each Reporting
Person.......0

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions).........

13) Percent of Class Represented by Amount in Row 11   0%

14) Type of Reporting Person (See Instructions).....IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This Amendment No. 6 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Jenna Lane, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1407 Broadway, Suite 2400, New York, New York 10018.

Item 2.  Identity and Background.

         (a)  Name: Mitchell Dobies

         (b) Residence or business address: 5 Whistler Way, Marlboro, New Jersey 07746.

         (c) Present principal occupation or employment and the name, principal business and address or any corporation or other organization in which such employment is conducted: Mr. Dobies is a self-employed business consultant with an office at the address noted in Item 2(b) above. He was formerly President and a director of the Issuer. He resigned as a director of the Corporation effective December 14, 1999.

         (d) Involvement in Certain Legal Proceedings. Not applicable.

         (e) Party to a Civil Proceeding. Not applicable.

Item 3.  Source and Amount of Funds or other Consideration. Not applicable.

Item 4.  Purpose of Transaction.

         Mr. Dobies has sold all of his shares of Common Stock of the Issuer. Except as described in this Item 4, the reporting person is not interested in, and has no plans or proposals which relate to or would result in, the items described in Item 4(a)-(j).

Item 5.  Interest in Securities of the Issuer.

         (a) Reporting person owns an aggregate of 0 shares of Common Stock, representing 0% of the outstanding shares of Common Stock. These share numbers do not include vested stock options. If such vested stock options are included, Mr. Dobies is the beneficial owner of less than 5% of the outstanding shares of Common Stock.

         (b) As to all shares indicated above, reporting person has sole power to vote and to dispose or direct the disposition thereof.

         (c) From May 26, 2000 (the date of the most recent Amendment to Mr. Dobies' Schedule 13D) through June 6, 2000, Mr. Dobies sold Common Stock in the transactions listed on Schedule 1 (all of such sales were open market transactions).

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Reporting person has agreed not to sell or otherwise dispose of any securities beneficially owned by him for a period of two years from March 20, 1997. This limitation no longer applies.

Item 7.  Material to be Filed as Exhibits.  Not applicable.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2000

/s/ Mitchell Dobies
---------------------
MITCHELL DOBIES

                                   SCHEDULE 1

                    SALES OF COMMON STOCK BY REPORTING PERSON
                    (All Sales Were Open Market Transactions)

       Date of Sale          Number of Shares Sold           Price Per Share

         6/5/2000                   53,562                      $0.18750

         6/5/2000                   45,000                      $0.21875

         6/6/2000                   45,000                      $0.18750

         6/6/2000                   29,000                      $0.19000